SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                    ZIONS COOPERATIVE MERCANTILE INSTITUTION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                    989705108
                                 (CUSIP Number)


                                   JOHN PRICE
                               35 CENTURY PARK-WAY
                           SALT LAKE CITY, UTAH 84115
                                 (801) 486-3911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                             JAY L. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                               SEPTEMBER 15, 1999
             (Date of Event which Requires Filing of this Statement)





         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)



                               (Page 1 of 4 Pages)

-------------------------------                  -------------------------------
CUSIP No. 989705108                   13D             Page 2 of 4 Pages
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------
    1.
             Name of Reporting Persons/
             I.R.S. Identification Nos. of Above Persons (Entities Only)

                      JOHN PRICE
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC Use Only


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             Source of Funds

                      OO
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.
             Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6.
             Citizenship or Place of Organization

                      UNITED STATES
------------ -------------------------------------------------------------------
---------------------------- ------- -------------------------------------------
         Number of             7.
          Shares                     Sole Voting Power
                                              0
                             ------- -------------------------------------------
                             ------- -------------------------------------------
       Beneficially            8.
         Owned By                    Shared Voting Power
                                              0
                             ------- -------------------------------------------
                             ------- -------------------------------------------
      Each Reporting           9.
        Person With                  Sole Dispositive Power
                                              0
                             ------- -------------------------------------------
                             ------- -------------------------------------------
                              10.
                                     Shared Dispositive Power
                                              0
---------------------------- ------- -------------------------------------------
------------ -------------------------------------------------------------------
    11.
             Aggregate Amount Beneficially Owned By Each Reporting Person

                      0
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13.
             Percent of Class Represented By Amount in Row (11)

                      0.0%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14.
             Type of Reporting Person

                      IN
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D


This Amendment No. 1, which relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Zions Cooperative Mercantile Institution (the "Issuer") and is being filed by John Price ("Mr. Price"), supplements and amends the statement on Schedule 13D originally filed by Mr. Price with the Securities and Exchange Commission on January 6, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the statement on Schedule 13D, dated January 6, 1999.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) On September 15, 1999, Mr. Price irrevocably transferred all of his right, title and interest in 113,785 shares of Common Stock to The ZCMI Trust, a Utah grantor trust, for the benefit of the trust's named beneficiaries. Mr. Price is no longer the beneficial owner of any shares of Common Stock. Following such transfer, Mr. Price no longer has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

         (c)  Not applicable.

         (d) Not applicable.

         (e) September 15, 1999.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

4

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 24, 1999





                                                       /s/ John Price
                                                       -------------------------
                                                        John Price